

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 5, 2014

<u>Via E-mail</u>
Ms. Paula L. Rosson
Senior Vice President and Chief Accounting Officer
MarkWest Energy Partners, L.P.
1515 Arapahoe Street, Tower 1, Suite 1600
Denver, CO 80202-2137

Re: MarkWest Energy Partners, L.P.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 26, 2014
File No. 001-31239

Dear Ms. Rosson

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2013</u>

<u>Selected Financial Data, page 69</u>

<u>Other Financial Data, page 70</u>

1.   We note that your capital expenditures predominantly relate to growth and we see that you have disclosures in footnote (4) on page 70 about your policies for distinguishing between maintenance and growth capital expenditures. Please explain to us in further detail how you apply and evaluate each of the growth criteria you have set forth. As part of your explanation, please (i) identify any specific quantitative thresholds that you use, (ii) explain the meaning of "to facilitate" an increase in volumes, (iii) explain how you evaluate "efficiency," and (iv) describe the level at which you make the determination of whether an expenditure is capital or maintenance (e.g., facility level). In addition, please submit a schedule that provides greater detail of the types and amounts of expenditures

you have classified as growth during 2013, identifying the facilities to which the expenditures relate, and the basis for the classification for those expenditures that are not related to the construction of new facilities, systems and pipelines.

Financial Statements and Supplementary Data, page 104

Consolidated Statements of Operations, page 107

2.   We note that you report purchased product costs, which appears to be related to less than all of your revenues. You may be required to separately disclose net sales of tangible products and revenues from services to comply with Rule 5-03(b)(1) of Regulation S-X, and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2). Please explain your presentation relative to this guidance.

Note 3 - Variable Interest Entities, page 120

MarkWest Pioneer—Restatement, page 123

3.   We note your disclosure that based on further consideration in 2013 of the facts and circumstances of your investment in MarkWest Pioneer you determined that you should have accounted for it under the equity method instead of as a consolidated VIE since 2009 when you sold 50% of your interest in Arkoma Pipeline Partners, L.L.C. We understand that you restated your 2012 and 2011 results in the 2013 Form 10-K because the cumulative effect of correcting the error would have been significant to your 2013 results of operations. Please address the following points.

*   Tell us when and how the error was identified and whether there were missing controls or controls not operating at the proper level of precision to identify the appropriate accounting in 2009 when the sale took place.

*   Tell us if you made changes in your internal controls over financial reporting (ICFR) due to the error, including improvements in controls within the risk assessment or monitoring components.

Note 24 - Segment Information, page 161

4.   Please disclose revenue for each product and service or each group of similar products and services you provide, as required by FASB ASC 280-10-50-40. In this regard, we note from your filing that you generate revenue from a number of different products and services. Please submit your proposed disclosure revisions or explain why you do not believe this guidance applies to you under the circumstances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief